

10035087

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48640

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barriger & Barriger Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

198 Bridgeville Road
(No. and Street)

Monticello (City) New York (State) 12701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Barriger 845-791-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stuart G. Lang, CPA, PC
(Name – *if individual, state last, first, middle name*)

2303 Grand Avenue Suite 200A (Address) Baldwin (City) New York (State) 11510 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Barriger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barriger & Barriger Incorporated, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

HELEN J. SPICKA
Notary Public, State of New York
Reg. No. 01SP9126850
Qualified in Sullivan County
Commission Expires Oct. 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRIGER & BARRIGER, INCORPORATED

TABLE OF CONTENTS

DECEMBER 31, 2009

Stuart G. Lang, C.P.A., P.C.

Certified Public Accountants

2303 Grand Avenue – Suite 200A, Baldwin, New York 11510
(516) 377-2700 fax (516) 377-2764

Independent Auditor's Report

Board of Directors and Stockholders
Barriger & Barriger, Incorporated
Monticello, New York

We have audited the accompanying statement of financial condition of Barriger & Barriger, Incorporated (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholders' deficiency, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barriger & Barriger, Incorporated at December 31, 2009, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has a net capital deficiency as a result of a FINRA Dispute Award against the company. This condition raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stuart G. Lang, CPA, P.C.

Baldwin, New York
February 23, 2010

BARRIGER & BARRIGER, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	41,168
Receivable from clearing brokers		27,094
Due from clearing broker		28,705
Other assets		1,874
Total Assets	$	98,841

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses and other liabilities	$	515,909
Total liabilities		515,909
Stockholders' Equity		
Common Stock		2,000
Additional Paid in capital		251,506
Accumulated deficit		(670,574)
Total stockholders' equity		(417,068)
Total libilities and stocklholders' equity	$	98,841

The accompasnying notes are an integral part of the financial statements.

BARRIGER & BARRIGER, INCORPORATED
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUE	
Trading	$ 383,093
Interest and other income	1,142
Total Revenue	384,235
EXPENSES	
Salaries and payroll costs	92,383
Commission and clearing charges	52,941
Communications	19,908
Occupancy	22,432
Operating expenses	843,373
Total expenses	1,031,037
Net Incomen (Loss)	$ (646,802)

The accompasnying notes are an integral part of the financial statements.

BARRIGER & BARRIGER, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock	Total
Balance at January 1, 2008	$ -	$ 2,000	$ 146,908	$ (23,772)	$ -	$ 125,136
Contribution of Additional Paid in Capital			104,598			$ 104,598
Net income (loss)				(646,802)		(646,802)
Distributions	-	-	-	-	-	-
Balance at December 31, 2009	$ -	$ 2,000	$ 251,506	$ (670,574)	$ -	$ (417,068)

The accompasnying notes are an integral part of the financial statements.

BARRIGER & BARRIGER, INCORPORATED
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (646,802)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	-
(Increase) decrease in operating assets:	
Receivable from clearing brokers	1,427
Commissions receivable	(5,642)
Increase (decrease) in operating liabilities:	
Accrued expenses and other liabilities	507,039
Total adjustments	502,824
Net cash provided by operating activities	(143,978)
CASH FLOWS FROM INVESTING ACTIVITIES:	
	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contribution of Paid In Capital	104,598
Net cash used by financing activities	104,598
NET DECREASE IN CASH	(39,380)
CASH AND EQUALENTS, BEGINNING OF YEAR	80,548
CASH AND EQUIVALENTS, END OF YEAR	$ 41,168
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid	$ -
Income taxes paid	400

The accompasnying notes are an integral part of the financial statements.

BARRIGER & BARRIGER, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Barriger & Barriger, Incorporated (the "Company") is primarily engaged in trading on behalf of its clientele. The Company was organized and incorporated under the laws of the State of New York. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2009.

Income Taxes

The Company has elected to be taxed as a "S" Corporation. An "S" Corporation generally pays no income taxes and passes through substantially all taxable events to the shareholders of the Company. The Company is subject to state franchise taxes.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Significant Credit Risk and Estimates

The responsibility for processing customer activity rests with a clearing broker, First Clearing Corporation (FCC). The Company's clearing and execution agreement provides that the clearing broker's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, the clearing broker's records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing broker's are therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing broker's may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing broker's are charged back to the Company.

BARRIGER & BARRIGER, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

The Company, in conjunction with the clearing broker's, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing broker's establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company is located in Monticello, New York and its customers are primarily located Sullivan County, New York.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. PENSION PLAN

The Company has a defined contribution pension plan which covers substantially all employees. The plan calls for contributions based on a specified percentage of employees salary and annual contributions are at the option of the Company. Contributions to the plan are included in operating expenses and were approximately $-0- for the year ended December 31, 2009.

3. COMMON AND PERFERRED STOCK

The following is a description of the Company's capital structure:

Common stock, $1 par value, 20,000 shares authorized, 2,000 shares issued and outstanding.

4. COMMITMENTS

The Company leases office space under a non-cancelable lease that expires at the on October 30, 2010, with an option to renew for an additional five years, The lease calls for annual rent of approximately $13,200 plus increases based on specified escalations. Rent expense was approximately $22,400 for the year ended December 31, 2009. Future minimum lease commitments are as follows:

Year ending December 31,

2010	11,000

BARRIGER & BARRIGER, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with First Clearing Corporation and promptly transmits all customer funds and securities to First Clearing Corporation. First Clearing Corporation carries all of the accounts of such customers and maintains and preserves such books and records.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had a net capital deficiency of ($420,230), which was ($470,230) less than its required net capital of $50,000. The Company had a percentage of aggregate indebtedness to net capital of (-123%) as of December 31, 2009.

6. SUBSEQUENT EVENTS

As a result of a FINRA Dispute Resolution Award issued against the company and one of its principals on December 23, 2009 amounting to in excess of $509, 400, and the resultant net capital deficiency, the company has made a decision to surrendered its registration as a broker dealer to FINRA. This will occur by February 28, 2010. The substantially all customer accounts have been transferred to another registered broker dealer and the company has terminated its operations.

BARRIGER & BARRIGER, INCORPORATED — SCHEDULE 1

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2009

Net capital		
Total stockholders'deficency	$	(417,068)
Deductions:		
Non-allowable assets:		
Fixed assets		-
Other assets		2,588
Total deductions		2,588
Net capital before haircuts on securities positions		(419,656)
Haircuts on securities positions		574
Net capital		(420,230)
Minimum net capital requirement		50,000
Deficent net capital	$	(470,230)
Aggregate Indebedness		
Accrued expenses and other liabilities	$	515,909
	$	515,909
Percentage of aggregate indebtnedd to net capital		-123%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences with respect to the computation of net capital calculated above and the Company's computation in Part IIA of Form X-17a-5 as of December 31, 2009.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Barriger & Barriger, Incorporated
Syosset, New York

In planning and performing our audit of the financial statements and supplemental schedules of Barriger & Barriger, Incorporated (the "Company"), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is a more than remote likelihood that a misstatement of the entity's financial statements is more than inconsequential will not be prevented or detected by the entity's internal controls.

A *material weakness* is a significant deficiency, or combination of significant deficiencies that results in a more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal controls.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above. However, we identified the following matter which was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Barriger & Barriger, Incorporated for the year ended December 31, 2009, and this report does not affect our report thereon dated February 23, 2010.

> The size of the business and the resultant limited number of employees imposes a practical limitation on the effectiveness of those internal control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken of proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Baldwin, New York
February 23, 2010

Stuart G. Lang, C.P.A., P.C.

Certified Public Accountants

2303 Grand Avenue – Suite 200A, Baldwin, New York 11510
(516) 377-2700 fax (516) 377-2764

To the Board of Directors
Barriger & Barriger, Ltd.
Monticello, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Barriger & Barriger, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Barriger & Barriger, Ltd.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Barriger & Barriger, Ltd.'s management is responsible for the Barriger & Barriger, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stuart D Lang, CPA, P.C.

Baldwin, NY
February 23, 2010

BARRIGER & BARRIGER, INCORPORATED
SECURITIES INVESTORS PROTECTION CORPORATION
TRANSITIONAL ASSESSMENT RECONCILIATION
FOR THE FISCAL PERION APRIL 1, 2009 TO DECEMBER 31, 2009

Total Revenue		$ 283,590
Less:		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		37,725
Total deductions		37,725
SIPC Net Operating Revenues		245,865
General Assessment @ .0025		615
Less:		
Payments made with SIPC-4	150	
Payments made with SIPC-4	99	249
Payment made with SIPC-7T		$ 366

BARRIGER & BARRIGER, INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2009